UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
COMMISSION FILE NUMBER: 1-11656
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
GENERAL GROWTH MANAGEMENT
SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
GENERAL GROWTH PROPERTIES, INC.
110 NORTH WACKER DRIVE
CHICAGO, ILLINOIS 60606
(312) 960-5000

GENERAL GROWTH MANAGEMENT
SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
INDEX TO FINANCIAL STATEMENTS AND EXHIBITS
(a) Financial Statements

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
General Growth Management Savings and Employee Stock Ownership Plan:
Chicago, Illinois
We have audited the accompanying statements of net assets available for benefits of General Growth Management Savings and Employee Stock Ownership Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held (at end of year) as of December 31, 2005, and (2) reportable transactions in excess of five percent of the current value of plan assets for the year ended December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
Deloitte & Touche LLP
Chicago, Illinois
June 28, 2006

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004

	December 31,
	2005	2004
ASSETS:
Participant-directed investments:
Registered investment companies	$164,112,792	$74,090,483
Employer stock fund	77,981,315	63,090,915
Vanguard Retirement Savings Trust	36,306,047	9,691,127
Vanguard Brokerage Option	2,087,050	1,547,311
Outstanding participant loans	4,225,019	2,837,471

Total investments	284,712,223	151,257,307

Receivables:
Employer contributions	1,890,024	1,724,852
Participant contributions	—	8,180
Other receivables	—	65,328

Total receivables	1,890,024	1,798,360

Total assets	286,602,247	153,055,667

LIABILITIES:
Other liabilities	21,738	425,199

NET ASSETS AVAILABLE FOR BENEFITS	$286,580,509	$152,630,468

The accompanying notes are an integral part of these financial statements.

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005

ADDITIONS:
Interest and dividend income	$9,888,270
Contributions:
Participants	13,387,248
Employer	8,128,283
Rollover deposits	1,923,754

Total contributions	23,439,285
Net appreciation in fair value of investments	26,799,405
Transfer in from The Rouse Company Retirement Savings Plan	100,746,971
Other additions	12,548

Total additions	160,886,479

DEDUCTIONS:
Benefit payments	26,901,821
Administrative expenses	34,617

Total deductions	26,936,438

NET INCREASE IN PLAN ASSETS	133,950,041

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	152,630,468

End of year	$286,580,509

The accompanying notes are an integral part of these financial statements.

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1. Description of Plan and Significant Plan Provisions
The following description of the General Growth Management Savings and Employee Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement, which may be obtained from Plan management, for a more complete description of the Plan’s provisions.
General: General Growth Management, Inc. (the “Company”) is the Plan Sponsor and Plan Administrator. Vanguard Fiduciary Trust Company (“VFTC”) is the trustee of the Plan. The Plan is designed to encourage and assist eligible employees to adopt a regular program of savings to provide for their retirement. The Plan is a defined contribution plan covering all full-time and part-time (as defined) employees of the Company and GGP Limited Partnership, of which the Company is a wholly-owned subsidiary (collectively, the “Employers”), who have completed one month of service and attained age twenty-one. Certain individuals at locations managed by the Employers are either employees of companies not owned or controlled by the Employers or are covered by other qualified plans and therefore are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the financial statements and schedules presented have been prepared in accordance with the financial reporting requirements of ERISA.
On November 12, 2004, General Growth Properties, Inc. (“GGPI”), the parent of the Company and GGP Limited Partnership, acquired The Rouse Company. Effective as of April 1, 2005, The Rouse Company Retirement Savings Plan (which was sponsored by The Rouse Company) was merged into the Plan.
As of January 1, 2006, the Plan Sponsor and Plan Administrator changed to GGP Limited Partnership and the Plan name changed to the General Growth 401(k) Savings Plan. The Plan remains a defined contribution plan covering all full-time and part-time employees of the Company and any controlled group member of the Company which adopts the plan. Employees who have attained the age of eighteen are eligible to participate in the Plan.
Contributions: Under the terms of the Plan, subject to certain limitations, each participant is allowed to make before-tax contributions in 1% increments up to 50% of gross earnings, as defined. The Internal Revenue Code (“IRC”) imposes, among other things, a dollar limitation on the amount of before-tax contributions for a calendar year. For 2005, a participant’s before-tax contribution was generally limited to $14,000. Also for 2005, participants age 50 and over were eligible to contribute a before-tax catch-up contribution of up to $4,000. The Company adds to a participant’s account through a matching contribution up to 5% of the participant’s annual earnings contributed to the Plan. The Company will match 100% of the first 4% of earnings contributed by each participant and 50% of the next 2% of earnings contributed by each participant.
Participant accounts: Separate accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, rollover deposits and allocations of the Company’s contributions and Plan earnings, and charged with an allocation of Plan losses and administrative expenses. Allocations are based on account balances. The benefit to which a participant is entitled is limited to the benefit that can be provided from the participant’s vested account. Participants designate which investment option or combination of options in which their contributions and the Company’s matching contributions are to be invested.

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
At December 31, 2005, the Plan offered the following investment options:
•	Seventeen registered investment companies which offer investments in stocks, bonds and cash-equivalents

•	Common stock of the Company’s ultimate parent, GGPI, a publicly-traded real estate investment trust

•	Vanguard Retirement Savings Trust which offers six fund options that shift investment securities from stocks to bonds based on a participant’s estimated retirement date

•	Vanguard Brokerage Option which offers direct investment in registered investment companies, stocks, bonds and cash-equivalents
Participant loans: Participants may borrow against their account, subject to certain administrative rules. The minimum loan that will be made is $1,000 and the total of any individual participant’s loan or loans may never exceed the lesser of 50% of the participant’s total vested account balance or $50,000. The loans are secured by the balance in the participant’s account and bear interest at the prime rate on the first business day of the month in which the loan is made plus one percent. The term of a loan may not exceed five years, unless the loan qualifies as a primary residence loan, in which case, the term may not exceed 20 years. Principal and interest are due each pay period. Prior to January 1, 2006, participant loans were due and payable within 60 days upon termination of employment. Subsequent to January 1, 2006, participant loans are due and payable within 90 days upon termination of employment.
Vesting and Forfeitures: Participants are vested immediately in employee and employer contributions.
Prior to January 1, 1998, Employer contributions and the earnings or losses thereon vested over a six-year period, which ended December 31, 2003. Terminated participants that did not elect to withdraw their assets could defer their assets, including nonvested Employer contributions, for up to five years. If the Participant does not return to the Plan within the five year break-in-service period, nonvested Employer contributions are forfeited. Terminated participants that withdrew their vested assets from the Plan prior to the vesting period forfeited any nonvested Employer contributions.
In 2005, forfeitures totaling $460,925 were used to reduce Employer contributions and $6,139 were used to fund miscellaneous earnings. At December 31, 2005, the balance of forfeitures that will be used to offset Employer contributions during 2006 was $63,667. At December 31, 2004, $10,362 of forfeitures were available and used to offset Employer contributions during 2005.
Termination: Although it has not expressed any intent to do so, the Company reserves the right to partially or completely terminate the Plan, subject to the provisions of the Plan and ERISA. Upon a complete or partial termination of the Plan, all participants will be entitled to a distribution.
Payment of benefits: Upon termination of service due to death, disability, retirement on or after attaining the Plan’s normal retirement age of 60, or termination of employment, the balances in the participant’s separate accounts may be paid in lump sum to the participant or the participant’s beneficiary in the event of death. A participant may withdraw contributions by claiming hardship, as defined by the Plan. GGPI stock will be distributed in cash or stock, as elected by the Participant. All other distributions will be made in cash.
NOTE 2. Summary of Significant Accounting Policies
Basis of accounting: The financial statements were prepared using the accrual method of accounting.
Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions.

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting periods. Actual results could differ from these estimates.
Valuation of investments and participant loans: The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Units of the Vanguard Retirement Savings Trust are valued at net asset value at year-end. GGPI common stock is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Equity securities are valued at last quoted sales price as of the close of the trading at year-end; such securities not traded on the year-end date are valued at the last quoted bid prices. Fixed income securities are valued using the last quoted bid price. Participant loans are valued at outstanding balance which approximates fair value.
Investment transactions: Investment income is allocated and recorded daily to the participants’ accounts. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Administrative expenses: All administrative expenses result in a deduction from participants’ accounts.
Payment of benefits: Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who had elected to withdraw from the Plan, but had not yet been paid, at December 31, 2005 and 2004.
NOTE 3. Investments
The following presents investments that represent 5% or more of the Plan’s net assets available for benefits:

	December 31,
Description of Investment	2005	2004
GGPI Common Stock	$77,981,315	$63,090,915
American Funds EuroPacific Growth Fund	15,930,070	7,492,659
Artisan Mid-Cap Fund*	11,658,731	9,837,910
Royce Total Return Fund	24,273,587	17,023,082
Vanguard 500 Index Fund	19,813,504	4,999,850
Vanguard Target Retirement Fund 2025	14,564,199	5,436,147
Vanguard Retirement Savings Trust	36,306,047	9,691,127

*	Less than 5% in 2005.

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
During 2005, the Plan’s investments (including net gains and losses on investments bought and sold, as well as held during the year) increased in value as follows:

Registered investment companies	$7,923,529
GGPI Common Stock, net	18,718,562
Vanguard Brokerage Option, net	157,314

Net appreciation in fair value of investments	$26,799,405

NOTE 4. Income Tax Status
The Plan received its latest determination letter on February 10, 2006, applicable for Plan amendments effective on May 1, 2002; December 31, 2002; January 1, 2003 and January 1, 2004, in which the Internal Revenue Service (the “IRS”) stated the Plan, as then designed, was in compliance with the applicable requirements of the IRC.
In September 2005 and October 2004, the Company requested consideration from the IRS under the Voluntary Correction Program of the Employee Plans Compliance Resolution System described in Revenue Procedure 2003-44 to resolve certain Operational Failures (within the meaning of Section 5.01(2)(b) of Revenue Procedure 2003-44) related to Participant and Employer matching contributions, withholding of Participant earnings and Participant eligibility in the Plan. The Company has resolved each of the Operational Failures and received confirmation from the IRS in the determination letter dated February 10, 2006, that their application was accepted.
NOTE 5. Risks and Uncertainties
The Plan provides for investment in various investment securities. The investments of the Plan are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values of investments in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
NOTE 6. Related-Party Transactions
The Plan allows participants to invest in GGPI common stock.
The Plan invests in shares of registered investment companies managed by an affiliate of VFTC. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. No fees were paid by the Company to VFTC subsidiaries for investment management services performed during the year ended December 31, 2005. Fees incurred by the plan for investment management services were included as a reduction of the return earned on each fund. Administrative fees paid by participants, which reduced plan net assets, were $34,617 in 2005 and $29,424 in 2004.

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN
SUPPLEMENTAL SCHEDULES
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS HELD (AT END OF YEAR) AS OF DECEMBER 31, 2005

Identity of Issue	Description of Investment	Fair Value
Registered Investment Companies:
* American Funds EuroPacific Growth Fund, R-4	Registered Investment Company	$15,930,070
* American Funds Growth Fund of America, Class R-4	Registered Investment Company	12,753,750
* Artisan Mid Cap Fund, Investor Shares	Registered Investment Company	11,658,731
* Cohen & Steers Realty Income Fund, I Class	Registered Investment Company	1,969,547
* Davis New York Venture Fund, Class A	Registered Investment Company	9,446,192
* Lord Abbett Mid Cap Value Fund, Class A	Registered Investment Company	9,190,990
* Royce Total Return Fund, Service Class	Registered Investment Company	24,273,587
* Vanguard 500 Index Fund, Investor Shares	Registered Investment Company	19,813,504
* Vanguard Explorer Fund, Investor Shares	Registered Investment Company	7,058,472
* Vanguard Extended Market Index Fund, Investor Shares	Registered Investment Company	4,195,508
* Vanguard Intermediate-Term Bond Index Fund, Investor Shares	Registered Investment Company	11,760,386
* Vanguard Target Retirement 2005	Registered Investment Company	1,953,786
* Vanguard Target Retirement 2015	Registered Investment Company	11,270,270
* Vanguard Target Retirement 2025	Registered Investment Company	14,564,199
* Vanguard Target Retirement 2035	Registered Investment Company	5,732,154
* Vanguard Target Retirement 2045	Registered Investment Company	2,251,636
* Vanguard Target Retirement Inc	Registered Investment Company	290,010

		164,112,792
* Employer Stock Fund	General Growth Properties, Inc. - Common Stock	77,981,315

* Vanguard Retirement Savings Trust	Common/Collective Trust	36,306,047

* Vanguard Brokerage Option	Registered Investment Companies, Stocks, Bonds and Cash-Equivalents	2,087,050

Outstanding Participant Loans	4% - 10.5%	4,225,019

Total		$284,712,223

*	Sponsored by a party-in-interest.

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN
SUPPLEMENTAL SCHEDULES
FORM 5500, SCHEDULE H, PART IV, LINE 4j
SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2005

					Current
					Value of
					Asset on
Identity of Party		Purchase		Historical	Transaction	Historical
Involved	Description of Asset	Price	Selling Price	Cost of Asset	Date	Gain (Loss)

The Vanguard Group	American Funds EuroPacific R-4	$9,360,352			$9,360,352
The Vanguard Group	American Funds EuroPacific R-4		$2,796,552	$2,592,643	2,796,552	$203,909
The Vanguard Group	American Funds Growth Fund Am	7,611,332			7,611,332
The Vanguard Group	American Funds Growth Fund Am		2,165,050	2,029,399	2,165,050	135,651
The Vanguard Group	Davis New York Venture	6,679,728			6,679,728
The Vanguard Group	Davis New York Venture		2,592,709	2,467,486	2,592,709	125,223
The Vanguard Group	Lord Abbett Mid Cap Value Fund	5,647,080			5,647,080
The Vanguard Group	Lord Abbett Mid Cap Value Fund		2,048,849	1,941,930	2,048,849	106,918
The Vanguard Group	Royce Total Return Fund	13,239,468			13,239,468
The Vanguard Group	Royce Total Return Fund		6,780,955	6,504,448	6,780,955	276,507
The Vanguard Group	Vanguard 500 Index Inv	18,508,944			18,508,944
The Vanguard Group	Vanguard 500 Index Inv		4,585,826	4,438,536	4,585,826	147,290
The Vanguard Group	Vanguard Explorer Fund	8,280,875			8,280,875
The Vanguard Group	Vanguard Explorer Fund		2,599,860	2,490,241	2,599,860	109,619
The Vanguard Group	Vanguard IT Bond Index	8,979,814			8,979,814
The Vanguard Group	Vanguard IT Bond Index		2,493,919	2,516,383	2,493,919	(22,464)
The Vanguard Group	Vanguard Tgt Retirement 2015	12,398,618			12,398,618
The Vanguard Group	Vanguard Tgt Retirement 2015		2,893,097	2,837,105	2,893,097	55,992
The Vanguard Group	Vanguard Tgt Retirement 2025	12,860,639			12,860,639
The Vanguard Group	Vanguard Tgt Retirement 2025		4,341,413	4,223,212	4,341,413	118,202
The Vanguard Group	Vanguard Retire Savings Trust	42,897,833			42,897,833
The Vanguard Group	Vanguard Retire Savings Trust		16,282,914	16,282,914	16,282,914	—
The Vanguard Group	GGP Common Stock	7,918,506			7,918,506
The Vanguard Group	GGP Common Stock		11,746,603	5,951,628	11,746,603	5,794,976

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

General Growth Management, Inc.,
as Administrator

June 28, 2006	/s/ Robert A. Michaels

Robert A. Michaels
President

EXHIBIT INDEX

EXHIBIT
NO.	DESCRIPTION
23.1	Consent of Deloitte & Touche LLP